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Exhibit 20.1

INTRADO ANNOUNCES SECOND QUARTER 2003 RESULTS

Total Revenue of $30.2 million; Earnings Per Diluted Share of $0.16;
Free Cash Flow of $7.9 million

        July 24, 2003 (Longmont, Colo.)—Intrado Inc. (NASDAQ: TRDO), the nation's leading provider of solutions that manage and deliver mission-critical information for telecommunications providers and public safety organizations, today announced its financial results for the second quarter ended June 30, 2003.

  •
  For the three months ended June 30, 2003, the Company reported revenue of $30.2 million, up 14% from $26.4 million in the second quarter last year.

  •
  Net income for the second quarter of 2003 was $2.6 million, or $0.16 per fully diluted share. This compared to a net loss of $2.9 million, or $0.19 per fully diluted share for the second quarter of 2002, which reflected an inventory impairment charge of $4.7 million or $0.31 per share. Net income of $2.6 million for the second quarter of 2003 includes income tax expense of $1.4 million, a 35.5% effective tax rate.

  •
  Cash provided from operating activities for the second quarter was $10.1 million, compared to $363,000 for the same period in 2002.

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  Free cash flow for the second quarter of 2003 was $7.9 million (cash provided from operating activities of $10.1 million less cash used in investing activities of $2.2 million), compared to a negative $5.0 million for the same period in 2002 (cash provided from operating activities of $363,000 less cash used in investing activities of $5.4 million).

  •
  Intrado reiterates aggregate full-year 2003 guidance as previously released in December 2002.

        "This quarter has shown continued growth in revenue, net income and cash flow," said George Heinrichs, President and Chief Executive Officer of Intrado. "Again, we have delivered a solid quarter notwithstanding the challenging sector and economic environment. We remain committed to our long-term growth strategy and we believe the Company is well positioned to benefit from improvements in the sector and macroeconomic circumstances."

Recent Highlights

  •
  As recently announced in a Current Report on Form 8-K, Intrado extended its 9-1-1 data management services agreement with a major ILEC customer. The agreement, which was set to expire on July 31, 2005, will continue until July 31, 2010.

  •
  During the quarter we presented our strategic initiative to deliver a new infrastructure that will support the next generation of 9-1-1 and public safety services. This next generation architecture will support enhanced emergency services and new applications, including homeland security and homeland defense capabilities. Intrado's platform will also provide customers with increased adaptability to changes in telecommunication technology as well as opportunities to reduce costs.

  •
  Intrado signed an agreement to provide a major cable and telecommunications company with critical 9-1-1 data management services. This agreement expands Intrado's presence in the cable telephony market.

  •
  Intrado and Andrew Corporation, (NASDAQ: ANDW) announced that Intrado Mobile Positioning Center/Gateway Mobile Location Centers (MPC/GMLC), working in concert with GSM-compatible Andrew Corporation Geometrix® Wireless Location Systems, have been placed into commercial service and are providing locations of GSM 9-1-1 wireless callers in multiple market areas selected by a national cellular carrier.

  •
  Intrado's Wireless Group continued to add new customers to its E9-1-1 services—growing our overall customer base to over 40 customers including 15 served through State agency contracts, reaffirming Intrado's leadership position in wireless E9-1-1 Phase I and Phase II services.

  •
  Intrado entered into an agreement with a major ILEC customer to jointly market IntelliCastSM Target Notification services.

  •
  Intrado implemented five new customers representing 336,000 telephone number records to our installed base for IntelliCast Target Notification services.

Business Performance Summary

        Wireline:    Revenue increased to $20.2 million in the second quarter of 2003, up 1.5% from $19.9 million in the second quarter of 2002. Direct costs were $9.3 million in the second quarter of 2003, down from $9.9 million in the same period in 2002 and down from $10.3 million in the first quarter of 2003. The decrease in direct costs from Q1 2003 to Q2 2003 is primarily due to higher cost of systems equipment sold in the first quarter and lower maintenance and facility costs in the second quarter.

        Wireless:    Revenue increased to $9.6 million in the second quarter of 2003, up 55% from $6.2 million in the second quarter of 2002 and up 11% from $8.6 million in the first quarter of 2003. Direct costs were $5.1 million in the second quarter, down slightly from $5.3 million in the first quarter of 2003, but up from the $3.6 million for the second quarter of 2002. The year-over-year increase from $3.6 million in 2002 to $5.1 million in 2003 is primarily a function of the increase in revenue and additional support and implementation costs associated with a larger customer base. The slight decrease in direct costs from $5.3 million in the first quarter of 2003 to $5.1 million in the second quarter is primarily a result of operational efficiencies, improved business processes and an increase in sales of higher-margin professional services and software enhancements the second quarter of 2003.

        New Markets:    Revenue increased to $383,000 in the second quarter of 2003, up 53% from $251,000 in the second quarter of 2002. Direct costs were $1.2 million in the second quarter of 2003, up from $500,000 in the same period in 2002, but flat with the $1.2 million of direct costs reported in the first quarter of 2003.

        Indirect Overhead Expenses:    Total indirect overhead expenses decreased to $10.3 million in the second quarter of 2003 (defined as indirect business unit costs of $4.4 million and corporate overhead of $5.9 million), down 31% from $14.9 million in the second quarter of 2002 (defined as indirect business unit costs of $4.0 million, corporate overhead of $6.2 million and inventory impairment of $4.7 million). Total indirect overhead expenses for the first quarter of 2003 were $11.1 million (defined as indirect business unit costs of $4.9 million and corporate overhead of $6.2 million). The decrease of $800,000, from $11.1 million in Q1 2003 to $10.3 million in Q2 2003, is primarily attributable to cost control initiatives in various areas and a decrease in external costs to support various initiatives.

        Intrado finished the quarter with $26.1 million in cash, up $10.6 million from $15.5 million at March 31, 2003. The increase in cash was primarily a function of net cash provided by operating activities in the second quarter of $10.1 million, partially offset by ongoing investments in software development projects of $1.1 million and capital expenditures of $1.1 million. In addition, we received $3.9 million of cash through a new three-year term loan with GE Capital.

        As of June 30, 2003, Intrado recorded the final additional obligation in preferred stock of $7.5 million related to the acquisition of Lucent Public Safety Systems in 2001, for a total obligation of $12.8 million. The preferred stock will be redeemed in cash over the next 24 months and the Company will impute interest of $855,000 over the redemption period.

        Days' sales outstanding were 54 days at June 30, 2003, compared to 59 days for the quarter ending June 30, 2002.

        As of June 30, 2003, Intrado had $9.0 million available under its revolving line of credit with GE Capital and an additional $8.0 million under existing capital lease facilities.

Third Quarter 2003 Outlook

        The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially from current expectations.

        Intrado's expectations for third quarter 2003 revenue range between $31.7 million and $32.5 million.

        Our third quarter 2003 expectations for net income range between $2.8 and $3.1 million, with an estimated effective tax rate of 35.5%. On a diluted basis, third quarter 2003 earnings per share is expected to range between $0.16 and $0.19 per share on a projected share base of 16.8 million.

        Intrado anticipates that free cash flow will range between $5.8 million and $6.0 million in the third quarter of 2003, consisting of net cash provided by operating activities between $9.5 million and $9.7 million less estimated capital expenditures of $2.4 million and estimated capitalized software development costs of $1.3 million.

        Additionally, Intrado provides the following performance guidance for each of its three business units and for indirect overhead expenses:

        Wireline:    Expectations for third quarter 2003 revenue range between $20.1 and $20.5 million. Direct costs and expenses are estimated to be approximately $9.6 million.

        Wireless:    Outlook for third quarter revenue ranges between $11.0 and $11.2 million. Direct costs and expenses are estimated to be approximately $5.9 million.

        New Markets:    Outlook for third quarter revenue is approximately $0.6 million to $0.8 million. Direct costs and expenses are estimated to be approximately $1.6 million.

        Corporate:    Outlook for third quarter direct costs and expenses are estimated to be approximately $0.6 million.

        Indirect Overhead Expenses:    Intrado expects third quarter 2003 indirect overhead expenses to be approximately $9.5 million.

Conference Call Webcast

        Intrado will be hosting a live broadcast over the Internet of the previously announced conference call on July 24, 2003 at 4:30 p.m. EDT, 2:30 p.m. MDT, and 1:30 p.m. PDT to discuss second quarter 2003 results. To participate, access the Company's Web site at www.intrado.com and click on the Intrado Q2 Earnings Call Webcast button under the caption "Headlines."

About Intrado

        Founded in 1979, Intrado Inc. (NASDAQ: TRDO) is pioneering the technology of Informed Response® by providing telecommunications companies and public safety organizations with accurate, efficiently delivered, mission-critical information—enabling them to respond effectively, anywhere and anytime.

        The Company's unparalleled industry knowledge in systems engineering of complex, integrated data and telephony environments and critical operations management reduces the effort, cost and time associated with providing reliable communications information for 9-1-1, safety and commercial applications. Intrado has received International Organization of Standardization (ISO) 9001-2000 certification. To receive Intrado press releases and Company updates via e-mail, please register at the Company's Web site: www.intrado.com.

Note Concerning Non-GAAP Financial Measures

        Certain of the information set forth herein, including total indirect overhead expenses and free cash flow may be considered non-GAAP financial measures. Intrado believes this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Intrado's management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating the Company's operating performance and capital resources. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by Intrado may not be comparable to similarly titled amounts reported by other companies.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

        Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

        The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management. Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct. Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including the following:

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  Our reliance on large contracts from a limited number of significant telecommunications customers and, especially in light of recent competitive pressures in the telecommunications industry, their ability to pay for our services;

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  Fluctuations in quarterly operating results, including those that are due to adverse trends in the telecommunications industry, bankruptcy filings by WorldCom and other customers, and other factors that are beyond our control;

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  Whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

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  Our ability to retain key executives, particularly George K. Heinrichs, our co-founder, President, Chief Executive Officer and Chairman of the Board;

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  Competition in service, price and technological innovation from entities with substantially greater resources than us;

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  Our ability to integrate businesses and assets that we may acquire;

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  Constraints on our sales and marketing channels due to the fact that many of our customers compete with each other;

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  Our ability to accurately predict and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

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  Our ability to expand our services beyond our traditional business and into the highly competitive data management industry, such as our proposed IntelliBaseSM National Repository Line Level Database and IntelliCastSM Target Notification services;

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  The unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission's mandated deployment of Phase I and Phase II wireless location services;

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  The potential for liability claims, including product liability claims relating to our software;

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  Technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

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  Developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business; and

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  Developments in governance, accounting and financial regulation and their unpredictable impact on general and administrative expenses.

        This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings. Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact
Michael D. Dingman, Jr.
Chief Financial Officer
Intrado Inc.
720.494.6504 mdingman@intrado.com

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INTRADO INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands, Except Per Share Data)
(Unaudited)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2003	2002	2003	2002
Revenue:
Wireline business unit	$20,178	$19,945	$41,049	$39,154
Wireless business unit	9,590	6,188	18,216	11,061
New markets business unit	383	251	755	408

Total revenue	30,151	26,384	60,020	50,623
Costs and expenses:
Wireline business unit direct costs	9,293	9,942	19,580	19,222
Wireless business unit direct costs	5,137	3,592	10,393	7,053
New markets business unit direct costs	1,160	499	2,375	870
Indirect business unit costs	4,357	3,950	9,219	8,282
Corporate overhead	5,895	6,249	12,142	12,504
Inventory impairment	0	4,697	0	4,697

Total costs and expenses	25,842	28,929	53,709	52,628

Income (Loss) from operations	4,309	(2,545)	6,311	(2,005)
Other income (expense):
Interest and other income	53	38	88	95
Interest and other expense	(356)	(371)	(622)	(655)

Net income (Loss) before income taxes	4,006	(2,878)	5,777	(2,565)
Income tax expense	1,422	—	2,051	—

Net income (Loss)	$2,584	$(2,878)	$3,726	$(2,565)

Net income (Loss) per share:
Basic	$0.17	$(0.19)	$0.24	$(0.17)

Diluted	$0.16	$(0.19)	$0.23	$(0.17)

Shares used in computing net income (Loss) per share:
Basic	15,540,614	15,188,153	15,542,809	15,171,230

Diluted	16,353,153	15,188,153	16,101,629	15,171,230

INTRADO INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)

	June 30, 2003	December 31, 2002
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$26,111	$12,895
Accounts receivable, net of allowance for doubtful accounts of approximately $540 and $589, respectively	15,938	14,900
Unbilled revenue	1,616	6,165
Inventory	321	382
Prepaids and other	1,401	1,762
Deferred contract costs	4,092	3,196
Deferred income taxes-current portion	9,892	4,091

Total current assets	59,371	43,391

Property and equipment, net	27,116	30,277
Goodwill, net of accumulated amortization of $1,394	24,517	11,716
Other intangibles, net of accumulated amortization of $4,998 and $3,823, respectively	6,760	7,934
Deferred income taxes	1,291	8,916
Deferred contract costs	2,634	2,710
Software development costs, net	12,186	11,760
Other assets	647	676

Total assets	$134,522	$117,380

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$9,595	$8,646
Current portion of capital lease obligations	2,764	3,131
Current portion of note payable	4,250	917
Payable to Lucent	—	2,395
Mandatorily redeemable preferred stock payable	8,849	—
Deferred contract revenue	14,140	10,280

Total current liabilities	39,598	25,369

Capital lease obligations, net of current portion	1,285	2,689
Line of credit	2,000	8,000
Deferred rent, net of current portion	1,497	1,424
Notes payable, net of current portion	8,083	1,833
Mandatorily redeemable preferred stock payable	4,021	—
Deferred contract revenue	6,617	12,346

Total liabilities	63,101	51,661

Stockholders' equity:
Common stock	16	15
Additional paid-in-capital	82,911	80,936
Accumulated deficit	(11,506)	(15,232)

Total stockholders' equity	71,421	65,719

Total liabilities and stockholders' equity	$134,522	$117,380

INTRADO INC.
CONSOLIDATED
STATEMENTS OF CASH FLOWS
(Dollars in Thousands)
(Unaudited)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2003	2002	2003	2002
Cash flows from operating activities:
Net income (loss)	2,584	$(2,878)	$3,726	$(2,565)
Adjustments to reconcile net income to net cash provided by (used in) operating activities-
Depreciation and amortization	4,036	2,250	8,068	4,247
Tax benefit for stock option exercises	166	—	226	—
Stock-based compensation	54	37	54	68
Inventory impairment	—	4,697	—	4,697
Other adjustments	(89)	(18)	(32)	163
Accretion of interest on mandatorily redeemable preferred stock payable	69	—	69	—
Change in-
Accounts receivable and unbilled revenue	1,838	(7,079)	3,560	(2,806)
Inventory	41	—	61	1,369
Prepaids and other	309	114	390	(1,995)
Deferred contract costs	(622)	(44)	(820)	596
Deferred income taxes	1,255	—	1,824	—
Accounts payable and accrued liabilities	108	600	1,475	(3,410)
Deferred revenue	395	2,684	(1,869)	1,366

Net cash provided by operating activities	10,144	363	16,732	1,730
Cash flows from investing activities:
Acquisition of property and equipment	(1,134)	(1,825)	(2,063)	(4,711)
Investment in TechnoCom	—	(500)	—	(500)
Capitalized software development costs	(1,102)	(3,051)	(2,530)	(5,208)

Net cash used in investing activities	(2,236)	(5,376)	(4,593)	(10,419)
Cash flows from financing activities:
Principal payments on capital lease obligations	(930)	(1,498)	(1,807)	(2,461)
Repayments on note payable and Lucent inventory payable	(1,349)	—	(2,712)	—
Proceeds from line of credit	—	3,000	—	3,000
Proceeds from notes payable	3,900	—	3,900	—
Proceeds from exercise of options, warrants and employee stock purchase plan	1,055	1,383	1,696	1,546

Net cash provided by financing activities:	2,676	2,885	1,077	2,085
Net increase (decrease) in cash and cash equivalents	10,584	(2,128)	13,216	(6,604)
Cash and cash equivalents, beginning of period	15,527	11,240	12,895	15,716

Cash and cash equivalents, end of period	$26,111	$9,112	$26,111	$9,112

Supplemental schedule of noncash financing and investing activities:
Property acquired with capital leases	$—	$1,414	$36	$2,870

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INTRADO ANNOUNCES SECOND QUARTER 2003 RESULTS Total Revenue of $30.2 million; Earnings Per Diluted Share of $0.16; Free Cash Flow of $7.9 million
INTRADO INC. CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in Thousands, Except Per Share Data) (Unaudited)
INTRADO INC. CONSOLIDATED BALANCE SHEETS (Dollars in Thousands)
INTRADO INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands) (Unaudited)